FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2006

Commission File Number: 000-30666

NETEASE.COM, INC.

2/F, Tower B

Keeven International Research & Development Centre

No. 43 West Road North Third Ring Road, Haidian District

Beijing, People’s Republic of China 100086

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-    N.A.

The index of exhibits may be found at Page 2

NETEASE.COM, INC.

Form 6-K

Page
Signature	Page 3

Press Release Regarding Earnings Results for the Third Quarter of 2006 dated November 6, 2006	Exhibit 99.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETEASE.COM, INC.

By:	/s/ Denny Lee
Name:	Denny Lee
Title:	Chief Financial Officer

Date: November 7, 2006

FINAL

Contact for Media and Investors:

Brandi Piacente

Investor Relations

brandi@corp.netease.com

Tel: (+1) 212-481-2050

Olive Wang

NetEase.com, Inc.

owang@corp.netease.com

Tel: (+8610) 8255-8243

NetEase Announces Third Quarter 2006 Results

(Beijing – November 6, 2006) – NetEase.com, Inc. (NASDAQ: NTES), one of China’s leading Internet and online game services providers, today announced its unaudited financial results for the third quarter ended September 30, 2006.

Third Quarter 2006 Performance

•	Total revenues for the quarter decreased 0.6% quarter-over-quarter and increased 23.6% year-over-year to RMB571.9 million (US$72.4 million);
•	U.S. GAAP net profit for the quarter increased 0.2% quarter-over-quarter and 21.7% year-over-year to RMB314.8 million (US$39.8 million), equivalent to US$0.29 (diluted) earnings per American Depositary Share (ADS);
•	Non-GAAP net profit for the quarter, which is exclusive of non-cash, share-based compensation costs, increased 0.1% quarter-over-quarter and 31.8% year-over-year to RMB340.8 million (US$43.1 million), equivalent to US$0.31 (diluted) earnings per ADS;
•	The internal beta testing schedule for the Company’s next generation online 3D game, Tianxia II, remains on track, and open beta testing is expected to commence by the end of 2006;
•	Internal closed beta testing of the upgraded version of Westward Journey II (Westward Journey III) is on schedule to commence in the second quarter of 2007; and
•	As of September 30, 2006, approximately 1.0 million of the Company’s issued and outstanding ADSs had been repurchased for an aggregate purchase consideration of US$17.1 million (including transaction costs) pursuant to the share repurchase program announced on August 29, 2006.

William Ding, Chief Executive Officer and Director of NetEase stated, “Our online game revenues, which decreased 3.7% quarter-over-quarter, were impacted in part by expected seasonality in the last month of the quarter. In addition, our revenues from online games were affected by increased competition, particularly from free-to-play games offered by some of our competitors, and in-game protests by certain users of our Fantasy Westward Journey game who mistakenly identified an image in this game as being a Japanese flag. Our 21.2% quarter-over-quarter increase in advertising revenue for the third quarter reflected the improved content and optimization of new products and services. We are continuing to improve and expand our online user experience and drive traffic volume within our online communities by introducing new products such as our blog services and a new home page, both launched in October this year.”

Mr. Ding added, “We continued to make significant progress in the development of our online game pipeline during the quarter, and remain on track to initiate internal closed beta testing of Westward Journey III, which incorporates a new game engine and new features and content, in early to mid-2007. Tianxia II development is also progressing according to plan, and we expect to commence open beta testing by the end of this year. Datang contributed modestly in its first full quarter since commercialization, but we believe its popularity will grow as we add new content and playing features and increase our marketing of this game.”

Total revenues for the third quarter ended September 30, 2006 were RMB571.9 million (US$72.4 million) compared with RMB575.3 million (US$72.0 million) for the second quarter of 2006. Total revenues increased 23.6% from RMB462.6 million (US$57.2 million) for the third quarter of 2005.

Online game revenues were RMB467.9 million (US$59.2 million) for the third quarter of 2006, representing a decrease of 3.7% from RMB486.0 million (US$60.8 million) for the second quarter of 2006 and an increase of 25.6% over RMB372.7 million (US$46.1 million) for the third quarter of 2005.

Revenues from advertising services increased 21.2% to RMB83.4 million (US$10.5 million) for the third quarter of 2006, from RMB68.8 million (US$8.6 million) for the second quarter of 2006. Advertising services revenues increased 13.6% over RMB73.4 million (US$9.1 million) for the third quarter of 2005.

Revenues from the Company’s wireless value-added services and others were RMB20.6 million (US$2.6 million) for the third quarter of 2006, representing an increase of 0.6% from RMB20.5 million (US$2.6 million) for the second quarter of 2006 and an increase of 24.9% from RMB16.5 million (US$2.0 million) for the third quarter of 2005.

GAAP gross profit for the third quarter of 2006 was RMB448.1 million (US$56.7 million). The Company’s non-GAAP gross profit in the third quarter was RMB452.3 million (US$57.2 million), representing a decrease of 2.0% over the previous quarter’s non-GAAP gross profit of RMB461.7 million (US$57.8 million), and an increase of 21.9% over non-GAAP gross profit of RMB370.9 million (US$45.8 million) for the corresponding period a year ago. The non-GAAP financial measures included in this release exclude the effect of certain non-cash, share based compensation expenses. The reconciliation of GAAP measures with non-GAAP measures for gross profit, operating expenses, net profit and net profit per ADS is set forth in the Company’s unaudited financial information below.

Total GAAP gross margin for the Company for the third quarter of 2006 was 81.7%. Total non-GAAP gross margin for the third quarter was 82.5% compared with non-GAAP gross margin of 83.5% for the preceding quarter and 83.6% for the same period last year. The decrease was primarily attributable to the decrease in the gross margin for online games for the reason explained below.

GAAP gross margin for the online game business for the third quarter of 2006 was 89.4%. Non-GAAP gross margin for the online game business for the third quarter of 2006 was 89.7% compared with non-GAAP gross margin of 91.0% for the preceding quarter and 89.7% for the third quarter of 2005. The decrease was primarily due to the increased costs associated with the open beta testing and initial commercial launch of Datang during the third quarter of 2006.

GAAP gross margin for the advertising business for the third quarter of 2006 was 56.1%. Non-GAAP gross margin for the online advertising business for the third quarter of 2006 was 58.9% compared to non-GAAP gross margin of 53.3% for the preceding quarter and 68.1% for the third quarter of 2005. The quarter-over-quarter increase was primarily due to the fact that advertising costs were relatively stable while advertising revenue grew.

GAAP gross margin for the wireless value-added services and others business for the third quarter of 2006 was 3.4%. Non-GAAP gross margin for the wireless value-added services and others business for the third quarter of 2006 was 7.6% compared with non-GAAP gross margin of 1.9% for the preceding quarter and 11.3% for the third quarter of 2005.

Total GAAP operating expenses for the third quarter of 2006 were RMB131.5 million (US$16.6 million). Total non-GAAP operating expenses for the third quarter of 2006 were RMB109.7 million (US$13.9 million), compared with RMB112.4 million (US$14.1 million) for the preceding quarter and RMB94.7 million (US$11.7 million) for the same period last year. The decrease in non-GAAP operating expenses in comparison to the preceding quarter was primarily due to a one-time write-off of RMB11.6 million (US$1.4 million) in software cost for the Company’s licensed online 3D game, Fly for Fun, in the second quarter. The decrease was partially off-set by a higher provision for doubtful debts and increased research and development expense associated with increased staffing for enhancement of existing products and for development of new products in the third quarter.

As a result of foreign currency translation from currencies other than the Renminbi into Renminbi in accordance with applicable accounting standards, the Company reported a RMB219,000 (US$28,000) foreign exchange gain in the third quarter of 2006, compared to a foreign exchange loss of RMB45,000 (US$6,000) in the preceding quarter. The Company reported a RMB6.4 million (US$0.8 million) exchange loss in the third quarter of 2005.

GAAP net profit for the third quarter totaled RMB314.8 million (US$39.8 million). Non-GAAP net profit for the third quarter totaled RMB340.8 million (US$43.1 million), a 0.1% increase over the previous quarter’s non-GAAP net profit of RMB340.4 million (US$42.6 million) and a 31.8% increase over non-GAAP net profit of RMB258.6 million (US$32.0 million) for the third quarter of 2005. NetEase reported GAAP basic and diluted earnings per ADS of US$0.31 and US$0.29 for the third quarter of 2006, respectively, which includes the impact of approximately US$3.3 million, or US$0.02 per ADS, in non-cash, share-based compensation costs. The Company reported GAAP basic and diluted earnings per ADS of US$0.30 and US$0.28 for the second quarter of 2006, and US$0.25 and US$0.22 for the third quarter of 2005, respectively.

As of September 30, 2006, the Company’s total cash and time deposit balance was RMB3.8 billion (US$478.7 million), an increase of 4.8% from RMB3.6 billion (US$451.8 million) at June 30, 2006. Cash flow generated from operating activities was approximately RMB344.5 million (US$43.6 million), an increase of 16.2% from the previous quarter’s RMB296.5 million (US$37.1 million) and an 18.9% decrease from RMB424.9 million (US$52.5 million) for the third quarter of 2005.

On August 29, 2006, NetEase announced that its board of directors had approved a share repurchase program of up to US$100 million of the Company’s outstanding ADSs. As of September 30, 2006, the Company had effected transactions in the open market purchasing approximately one million ADSs for an aggregate purchase amount of approximately US$17.1 million (including transaction costs), representing 17.1% of the total authorized share repurchase amount.

Denny Lee, NetEase’s Chief Financial Officer, added, “Our new share repurchase program is double the size of our previous program completed in May 2006, which signals the confidence of our board and management in our long-term growth prospects and vision for the future. Our strong balance sheet and healthy cash flow enables us to strategically reinvest in the current business while continuing to repurchase our ADSs, both with the objective of enhancing shareholder value.”

Other Announcements

The Company separately announced today that it is currently negotiating the purchase of an office building in Guangzhou, PRC with total floor space of approximately 20,000 square meters. The Company has been occupying this building on a rent-free basis since its completion in July 2006, pending the completion of negotiations for such purchase. It is expected that the previously disclosed option held by William Ding to purchase the building from its developer will be terminated.

In addition, in July 2006 the Chinese Ministry of Information Industry (MII) issued a “Notice on Strengthening Management of Foreign Investment in and Operation of Value-added Telecommunication Services Business.” The Notice states that domestic telecommunication companies shall not by any means lease, lend, transfer or sell their telecommunication service operation license to any foreign investor and shall not in any manner provide resources, premises, facilities, equipment or other features to any foreign investor that operates a telecommunication service business illegally in China. The Notice requires that, among other things, an operator of value-added telecommunication services must itself own the domain names and trademarks used by such operator. The Notice further requires that domestic companies which have already obtained value-added telecommunication services licenses evaluate their compliance with these requirements and take corrective action in accordance with these requirements. Local telecommunications authorities are required to monitor the process and inspect the results of such examination and self-correction and submit their inspection report to the MII before November 1, 2006. Companies which do not comply with these requirements must rectify their non-compliance within a specified time period or may have their value-added telecommunication service operation licenses revoked. NetEase conducts all of its Internet information services, advertising and wireless value-added services in China via Guangzhou NetEase and other domestic variable interest entities, or VIEs. Guangzhou NetEase submitted its compliance examination report to the Telecommunications Administration of Guangdong Province, or GDTA, and discussed with GDTA officials on its compliance with these requirements in October 2006 and is currently waiting for the feedback of GDTA. NetEase will continue to evaluate, on an on-going basis, its compliance (including the compliance of its VIEs) with these requirements, and it may take such actions as may be required to satisfy these requirements, including but not limited to modifying the current ownership structure in relation to its trademarks and domain names.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), NetEase’s management uses non-GAAP measures of gross margin, gross profit, operating expenses, net profit and net profit per American Depositary Share, which are adjusted from results based on GAAP to exclude the compensation cost of share-based awards granted to employees under Statement of Financial Accounting Standard 123R, effective from January 1, 2006. The non-GAAP financial measures, by excluding the non-cash, stock-based compensation costs, are provided to enhance the investors’ overall understanding of NetEase’s current financial performance and prospects for the future. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Reconciliations of NetEase’s non-GAAP financial measures to unaudited Consolidated Statements of Operations are set forth at the end of this release.

NetEase’s management believes that excluding the share-based compensation expense from its GAAP financial measures of gross margin, gross profit, operating expenses, net profit and net profit per American Depositary Share are useful for itself and investors, because it makes a more meaningful comparison of NetEase’s current operating results to those periods prior to the adoption of Statement of Financial Accounting Standard 123R and improves readers’ understanding of NetEase’s performance.

**Note: The conversion of Renminbi (RMB) into U.S. dollars in this release is based on the exchange rate of US$1=RMB7.9040. The percentages stated are calculated based on RMB.**

Conference Call

NetEase’s management team will host a conference call at 8:00 pm Eastern Time on November 6, 2006 (Beijing/Hong Kong Time: 9:00 am, November 7, 2006). Chief Executive Officer William Ding, Chief Financial Officer Denny Lee, and Co-Chief Operating Officer Michael Tong will be on the call to discuss the quarterly results and answer questions.

Interested parties may participate in the conference call by dialing 800-967-7184 (international: 719-457-2633), 10-15 minutes prior to the initiation of the call. A replay of the call will be available by dialing 888-203-1112 (international 719-457-0820), and entering passcode 4412175. The replay will be available through December 6, 2006 Eastern Time.

This call is being webcast live and archived, and will be available for 12 months on NetEase’s corporate web site at http://corp.netease.com, Investor Info: Earnings Call.

About NetEase

NetEase.com, Inc. is a leading China-based Internet technology company that pioneered the development of applications, services and other technologies for the Internet in China. Our online communities and personalized premium services have established a large and stable user base for the NetEase websites which are operated by our affiliates. For the month of September 2006, the NetEase websites had more than 535 million average daily page views, making us one of the most popular destinations in China and on the World Wide Web. In particular, NetEase provides online game services to Internet users through the licensing or in-house development of massively multi-player online role-playing games, including Fantasy Westward Journey, Westward Journey Online II and Datang.

NetEase also offers online advertising on its websites which enables advertisers to reach our substantial user base. In addition, NetEase has paid listings on its search engine and web directory and classified ads services, as well as an online mall, which provides opportunities for e-commerce and traditional businesses to establish their own storefront on the Internet. NetEase also offers wireless value-added services such as news and information content, matchmaking services, music and photos from the Web which are sent over SMS, MMS, WAP, IVR and Color Ring-back Tone technologies.

Other community services which the NetEase websites offer include instant messaging, online personal ads, matchmaking, alumni clubs, personal home pages and community forums. NetEase is also the largest provider of free e-mail services in China. Furthermore, the NetEase websites provide various channels of content. NetEase aggregates news content on world events, sports, science and technology, and financial markets, as well as entertainment content such as cartoons, games, astrology and jokes, from over one hundred international and domestic content providers.

*    *    *

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the online game market will not continue to grow or that NetEase will not be able to maintain its leading position in that market, which could occur if, for example, its new online games or expansion packs and other improvements to its existing games do not become as popular as management anticipates; the risk that changes in Chinese government regulation of the online game market may limit future growth of NetEase’s revenue or cause revenue to decline; the risk that NetEase may not be able to continuously develop new and creative online services; the risk that NetEase will not be able to control its expenses in future periods; the impact of the outbreak of severe acute respiratory syndrome, or SARS, in China and risks related to any possible recurrence of SARS or another public health problem in China; competition in NetEase’s existing and potential markets; governmental uncertainties (including possible changes in the effective tax rates applicable to NetEase and its subsidiaries and affiliates), general competition and price pressures in the marketplace; the risk that security, reliability and confidentiality concerns may impede broad use of the Internet and e-commerce and other services; the risk that fluctuations in the value of the Renminbi with respect to other currencies could adversely affect NetEase’s business and financial results; and other risks outlined in NetEase’s filings with the Securities and Exchange Commission. NetEase does not undertake any obligation to update this forward-looking information, except as required under applicable law.

PRESS RELEASE

NETEASE.COM, INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

	December 31, 2005	September 30, 2006	September 30, 2006
	RMB	RMB	USD (Note 1)
Assets
Current assets:
Cash	1,685,744,081	1,137,359,377	143,896,682
Time deposit	1,691,976,255	2,646,489,209	334,829,100
Accounts receivable, net	69,631,541	117,779,247	14,901,220
Prepayments and other current assets	30,021,448	71,373,186	9,030,009
Deferred tax assets	19,929,499	19,740,103	2,497,483

Total current assets	3,497,302,824	3,992,741,122	505,154,494
Property, equipment and software, net	126,341,533	195,172,224	24,692,842
Other assets	1,341,162	14,498,456	1,834,318

Total assets	3,624,985,519	4,202,411,802	531,681,654

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and other liabilities	28,848,690	35,890,884	4,540,850
Salary and welfare payable	46,438,269	41,260,920	5,220,259
Taxes payable	83,828,862	94,340,718	11,935,820
Deferred revenue	231,670,971	304,622,921	38,540,349
Deferred tax liabilities	3,940,854	4,474,045	566,048
Accrued liabilities	20,751,404	21,776,634	2,755,141

Total current liabilities	415,479,050	502,366,122	63,558,467

Long-term payable:	818,413,108	801,619,176	101,419,430

Total liabilities	1,233,892,158	1,303,985,298	164,977,897

Shareholders’ equity:
Ordinary shares, US$0.0001 par value:
1,000,300,000,000 shares authorized, 3,263,526,525 shares issued and outstanding as of December 31, 2005, and 3,244,644,875 shares issued and outstanding as of September 30, 2006	2,700,407	2,685,004	339,702
Additional paid-in capital	1,129,733,009	850,158,243	107,560,506
Treasury stock	—	(135,413,438)	(17,132,267)
Statutory reserve	135,238,835	135,238,835	17,110,176
Translation adjustments	210,838	—	—
Retained earnings	1,123,210,272	2,045,757,860	258,825,640

Total shareholders’ equity	2,391,093,361	2,898,426,504	366,703,757

Total liabilities and shareholders’ equity	3,624,985,519	4,202,411,802	531,681,654

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

	Quarter Ended
	September 30, 2005	June 30, 2006	September 30, 2006	September 30, 2006
	RMB	RMB	RMB	USD (Note 1)
Revenues:
Online game services	372,681,557	486,006,106	467,910,918	59,199,256
Advertising services	73,395,974	68,763,795	83,359,202	10,546,458
Wireless value-added services and others	16,513,205	20,507,390	20,632,782	2,610,423

Total revenues	462,590,736	575,277,291	571,902,902	72,356,137
Business taxes	(19,146,596)	(22,646,424)	(23,297,732)	(2,947,588)

Total net revenues	443,444,140	552,630,867	548,605,170	69,408,549
Total cost of revenues	(72,530,177)	(95,269,844)	(100,461,056)	(12,710,154)

Gross profit	370,913,963	457,361,023	448,144,114	56,698,395

Operating expenses:
Selling and marketing expenses	(45,833,299)	(44,210,634)	(46,106,919)	(5,833,365)
General and administrative expenses	(31,565,291)	(43,807,041)	(46,650,953)	(5,902,195)
Research and development expenses	(17,349,717)	(46,293,935)	(38,730,988)	(4,900,176)

Total operating expenses	(94,748,307)	(134,311,610)	(131,488,860)	(16,635,736)

Operating profit	276,165,656	323,049,413	316,655,254	40,062,659
Other income (expenses):
Investment income	332,510	100,931	104,838	13,264
Interest income	15,027,087	24,263,200	24,631,766	3,116,367
Other, net	(6,320,579)	(414,399)	1,588,129	200,927

Profit before tax	285,204,674	346,999,145	342,979,987	43,393,217
Income tax	(26,562,308)	(32,888,956)	(28,200,106)	(3,567,827)

Net profit	258,642,366	314,110,189	314,779,881	39,825,390

Earnings per share, basic	0.08	0.10	0.10	0.01

Earnings per ADS, basic (Note 2)	1.98	2.41	2.44	0.31

Earnings per share, diluted	0.07	0.09	0.09	0.01

Earnings per ADS, diluted (Note 2)	1.79	2.23	2.26	0.29

Weighted average number of ordinary shares outstanding, basic	3,273,814,404	3,254,702,252	3,225,819,282	3,225,819,282

Weighted average number of ADS outstanding, basic (Note 2)	130,952,576	130,188,090	129,032,771	129,032,771

Weighted average number of ordinary shares outstanding, diluted	3,633,097,331	3,537,762,110	3,485,412,140	3,485,412,140

Weighted average number of ADS outstanding, diluted (Note 2)	145,323,893	141,510,484	139,416,486	139,416,486

The accompanying notes are an integral part of this press release.

NETEASE.COM INC.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Quarter Ended
	September 30, 2005	June 30, 2006	September 30, 2006	September 30, 2006
	RMB	RMB	RMB	USD (Note 1)
Cash flows from operating activities:
Net profit	258,642,366	314,110,189	314,779,881	39,825,390
Adjustments for:
Depreciation	12,102,757	17,001,040	20,216,665	2,557,776
Share compensation cost	—	26,246,035	25,989,512	3,288,147
Provision for doubtful debts	779,723	407,553	2,722,739	344,476
Amortization of issuance cost of convertible bonds	1,920,528	1,897,029	530,114	67,069
Loss on disposal of property and equipment	—	526,268	—	—
Write-off of software cost	—	11,638,451	—	—
Exchange loss (gain)	6,440,261	44,705	(219,222)	(27,736)
Increase in accounts receivable	(897,282)	(35,163,684)	(23,966,921)	(3,032,252)
Increase in prepayments and other current assets	(1,544,647)	(5,727,096)	(15,707,637)	(1,987,302)
Decrease in deferred assets	389,060		—	—
(Increase) Decrease in deferred tax assets	(3,639,677)	3,610,105	(2,391,803)	(302,607)
Increase (Decrease) in accounts payable and other liabilities	90,683,363	(62,187,069)	(13,204,082)	(1,670,557)
Increase in deferred revenue	51,810,565	23,220,662	33,785,515	4,274,483
Increase (Decrease) in salary and welfare payable	(3,604,027)	5,989,995	(4,015,330)	(508,011)
Increase (Decrease) in taxes payable	10,311,127	(13,188,444)	12,449,108	1,575,039
Increase in deferred tax liabilities	—	46,461	479,699	60,691
Increase (Decrease) in accrued liabilities	1,530,214	8,024,310	(6,996,754)	(885,217)

Net cash provided by operating activities	424,924,331	296,496,510	344,451,484	43,579,389

Cash flows from investing activities
Decrease in held-to-maturity investments	82,766,000	—	—	—
Purchase of property, equipment and software	(31,957,739)	(34,694,354)	(52,529,277)	(6,645,911)
Proceeds of disposed property and equipment	—	148,076	—	—
Increase in time deposit	(1,432,524,938)	(44,367,121)	(735,357,703)	(93,036,147)
Increase in other assets	(348,143)	(23,525,366)	(2,570,962)	(325,274)

Net cash used in investing activities	(1,382,064,820)	(102,438,765)	(790,457,942)	(100,007,332)

Cash flows from financing activities:
Proceed from employees exercising stock options	83,972,844	10,560,050	27,755,249	3,511,545
Increase in treasury stock	—	(401,741,200)	(135,413,438)	(17,132,267)
Decrease in long-term payable	(38,575)	(177,256)	—	—

Net cash provided by financing activities	83,934,269	(391,358,406)	(107,658,189)	(13,620,722)

Effect of exchange rate changes on cash held in foreign currencies	(25,455,455)	(2,061,070)	(9,186,668)	(1,162,281)
Net decrease in cash	(898,661,675)	(199,361,731)	(562,851,315)	(71,210,946)
Cash, beginning of the quarter	2,641,942,061	1,899,572,423	1,700,210,692	215,107,628

Cash, end of the quarter	1,743,280,386	1,700,210,692	1,137,359,377	143,896,682

Supplemental disclosures of cash flow information:
Cash paid during the quarter for income taxes	21,241,734	36,511,672	46,273,131	5,854,394

Supplemental schedule of non-cash operating, investing and financing activities:
Net exchange losses (gain)	6,440,261	44,705	(219,222)	(27,736)

Compensation costs, arising from transfer of ordinary shares and issuance of stock options in the Company to senior management personnel and some non-employees of the Company	—	26,246,035	25,989,512	3,288,147

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

UNAUDITED SEGMENT INFORMATION

	Quarter Ended
	September 30, 2005	June 30, 2006	September 30, 2006	September 30, 2006
	RMB	RMB	RMB	USD (Note 1)
Revenues:
Online game services	372,681,557	486,006,106	467,910,918	59,199,256
Advertising services	73,395,974	68,763,795	83,359,202	10,546,458
Wireless value-added services and others	16,513,205	20,507,390	20,632,782	2,610,423

Total revenues	462,590,736	575,277,291	571,902,902	72,356,137

Business taxes:
Online game services	(12,298,491)	(16,038,201)	(15,441,061)	(1,953,576)
Advertising services	(6,238,658)	(5,844,923)	(7,085,532)	(896,449)
Wireless value-added services and others	(609,447)	(763,300)	(771,139)	(97,563)

Total business taxes	(19,146,596)	(22,646,424)	(23,297,732)	(2,947,588)

Net revenues:
Online game services	360,383,066	469,967,905	452,469,857	57,245,680
Advertising services	67,157,316	62,918,872	76,273,670	9,650,009
Wireless value-added services and others	15,903,758	19,744,090	19,861,643	2,512,860

Total net revenues	443,444,140	552,630,867	548,605,170	69,408,549

Cost of revenues:
Online game services	(37,028,524)	(43,479,571)	(47,833,799)	(6,051,847)
Advertising services	(21,393,626)	(31,587,268)	(33,447,437)	(4,231,710)
Wireless value-added services and others	(14,108,027)	(20,203,005)	(19,179,820)	(2,426,597)

Total cost of revenues	(72,530,177)	(95,269,844)	(100,461,056)	(12,710,154)

Gross profit (loss):
Online game services	323,354,542	426,488,334	404,636,058	51,193,833
Advertising services	45,763,690	31,331,604	42,826,233	5,418,299
Wireless value-added services and others	1,795,731	(458,915)	681,823	86,263

Total gross profit	370,913,963	457,361,023	448,144,114	56,698,395

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

RECONCILIATIONS TO UNAUDITED STATEMENTS OF OPERATIONS

NON-GAAP GROSS PROFIT, TOTAL OPERATING EXPENSES, NET PROFIT AND EARNINGS PER SHARE EXCLUDING SHARE-BASED COMPENSATION EXPENSE

	Quarter Ended
	September 30, 2005	June 30, 2006	September 30, 2006	September 30, 2006
	RMB	RMB	RMB	USD (Note 1)
Gross Profit
GAAP gross profit	370,913,963	457,361,023	448,144,114	56,698,394
Add: share-based compensation cost under cost of revenues	—	4,345,487	4,184,265	529,386

Non-GAAP gross profit	370,913,963	461,706,510	452,328,379	57,227,780

Operating expenses
GAAP operating expenses	(94,748,307)	(134,311,610)	(131,488,860)	(16,635,736)
Add: share-based compensation cost
- Selling and marketing expenses	—	5,431,785	5,406,776	684,055
- General and administrative expenses	—	9,521,066	9,534,605	1,206,301
- Research and development expenses	—	6,947,697	6,863,866	868,404

Non-GAAP operating expenses	(94,748,307)	(112,411,062)	(109,683,613)	(13,876,976)

Net profit
GAAP net profit	258,642,366	314,110,189	314,779,881	39,825,390
Add: share-based compensation cost	—	26,246,035	25,989,512	3,288,147

Non-GAAP net profit	258,642,366	340,356,224	340,769,393	43,113,537

Earnings per share, diluted
GAAP earnings per ADS, diluted	1.79	2.23	2.26	0.29
Add: Adjustment for dilutive impact of share based compensation cost	—	0.19	0.19	0.02

Non-GAAP earnings per ADS, diluted	1.79	2.42	2.45	0.31

Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB7.9040 on September 30, 2006 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

Note 2: Effective from March 27, 2006, the Company changed its ADR to ordinary share ratio from one ADR for every 100 ordinary shares to one ADR for every 25 ordinary shares. The basic and diluted earnings per ADR and the basic and diluted weighted average number of ADSs outstanding for the comparative period ended September 30, 2005 have been restated to conform to the current ADR ratio for the period ended September 30, 2006 accordingly.